UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Corrected Date For Shareholders’ Meeting

Mexico City, November 15, 2013 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that the date of the Ordinary General Shareholders' Meeting is now December 19, 2013 and not December 23, 2013 as previously stated in its news release issued on November 13, 2013. The date on which the Company Shareholder Register will be closed for registration is now December 16, 2013 and not December 18, 2013.

The following is the corrected complete text of the call for the shareholders' meeting:

CALL FOR AN ORDINARY GENERAL MEETING OF THE SHAREHOLDERS OF GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. DE C.V.

By resolution of the Board of Directors adopted at the meeting held on November 12, 2013 and pursuant to the provisions of Articles 36, 37 and other provisions of the by-laws of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the “Company”) and Articles 180 and 183 of the General Corporations Law (“Ley General de Sociedades Mercantiles”), the Company's shareholders are hereby called to attend the Ordinary General Shareholders' Meeting (the “Meeting”), which will take place at 10:00 am on December 19, 2013, at the Company's offices in Bosque de Alisos No. 47-A 4th floor, Colonia Bosque de las Lomas, 05120, Mexico City, Mexico, to discuss the following matters:

A G E N D A

I.	Presentation and, if applicable, approval of the following:

Proposal by the Board of Directors to pay an extraordinary net dividend in cash from accumulated retained earnings in the amount of $4.40 (four pesos and forty cents Mexican legal tender) for each of the ordinary "B" and "BB" Series shares. Resolutions thereon; and

II.	Appointment of delegates in order to enact the resolutions adopted at the Meeting and, if applicable, to formalize such resolutions. Resolutions thereon.

Subject to the provisions of the paragraph immediately following this one, in order to have the right to attend the Meeting, the shareholders shall (i) be registered on the Company Shareholder Register, which will be closed for registration three days prior to the date set for the Meeting, that is, on the December 16, 2013; and (ii) have obtained their admission pass.

In order to have the right to attend the Meeting, on the last business day before the Meeting at the latest, (i) the shareholders shall deposit at the Company's offices, with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval") or with any national or foreign financial credit institution, their share certificates or the receipts or other proof of deposit issued by any such institutions, and (ii) the brokerage houses and the other depositaries at Indeval shall present a list containing the names, addresses, nationalities and number of shares of the shareholders that they will represent at the Meeting. Upon receipt of such documents, the Company shall issue an admission pass to shareholders and/or deliver the forms that they may use in order to be duly represented at the Meeting pursuant to subsection III of Article 49 of the Securities Market Law. In order to attend the Meeting, shareholders shall present the corresponding admission pass and/or form.

The shares deposited at the Company by shareholders for the purposes of attending the Meeting shall be returned when the Meeting has ended, upon delivery of the deposit receipts issued to the shareholder or the shareholder’s attorney-in-fact for such shares.

Shareholders may either attend the Meeting personally or be represented by a person or persons duly authorised through a power of attorney signed by two witnesses, through an application in terms of Article 49 subsection III of the Securities Market Law or by any other form of representation granted pursuant to the law.

Furthermore, please be advised that the supporting documentation for the adoption of the resolutions of the Meeting hereby convened, and the previously-mentioned application, shall be available for review by shareholders at the Company's offices fifteen days prior to the date of the Meeting.

Mexico City, November 14, 2013

____________________________________

Rafael Robles Miaja

Secretary of the Board of Directors

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. ASUR is a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: November 15, 2013